[As filed via EDGAR System on February 2, 2001]

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            EAGLE SUPPLY GROUP, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                                       g3
                         (Title of Class of Securities)

                                   269894-10-1
                                 (CUSIP Number)

      Bradco Supply Corporation                 Barry Segal
      13 Production Way                         c/o Bradco Supply Corporation
      P.O. Box 67                               13 Production Way
      Avenel, New Jersey 07001                  P.O. Box 67
      Phone: (732) 382-3400                     Avenel, New Jersey 07001
                                                Phone: (732) 382-3400

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               - with a copy to -

                           Stanley U. North, III, Esq.
              Sills, Cummis, Radin, Tischman, Epstein & Gross, P.A.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (973) 643-7000

                                January 24, 2001
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. .

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP NO. 269894-10-1             SCHEDULE 13D                Page 2 of 10 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Bradco Supply Corporation - EID #22-1805243
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New Jersey
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        20,500
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               20,500
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      20,500
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.24%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 269894-10-1             SCHEDULE 13D                Page 3 of 10 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Barry Segal - SS# ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF, AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        438,450
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               438,450
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      458,950
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

      Bradco Supply Corporation, a New Jersey corporation ("Bradco") and Barry Segal, an individual ("Segal" and together with Bradco, collectively the "Reporting Persons") hereby file the statement on Schedule 13D, (the "Schedule 13D"), with respect to their beneficial ownership of Common Stock of Eagle Supply Group, Inc.

Item 1. Security and Issuer

      This statement relates to the Common Stock of Eagle Supply Group, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company are located at 122 East 42nd Street, Suite 1116, New York, New York 10168.

Item 2. Identity and Background

      Information Regarding Bradco

            (a) - (c) Bradco is a New Jersey corporation with its principal executive offices at 13 Production Way, Avenel, New Jersey 07001. Bradco is principally engaged in the business of selling and distributing building materials, products and supplies. The following information with respect to each executive officer and director of Bradco, each person controlling Bradco and each executive officer and director of any corporation or other person ultimately in control of Bradco is set forth in Schedule A hereto: (i) name,
(ii) business address, (iii) principal occupation or employment and the name of any corporation or other organization in which such employment is conducted, together with the principal business and address of such corporation or organization other than the Reporting Persons.

            (d) - (f) During the last five years, none of the Reporting Persons, or to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

            The citizenship of each of the individuals identified pursuant to Paragraphs (a) through (c) is identified on Schedule A.

      Information Regarding Barry Segal

            (a) - (c) Barry Segal has a business address c/o Bradco Supply Corporation, 13 Production way, Avenel, New Jersey 07001 and his present principal occupation is that of Chief Executive Officer of Bradco at the address immediately above which is in the business of selling and distributing building materials, products and supplies.

            (d) - (f) During the last five years, Mr. Segal has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

            Mr. Segal is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

      Bradco has directly purchased approximately 20,500 shares of Company Common Stock on the open market for the aggregate purchase price of approximately $33,166.50. An itemized breakdown of the daily transactions from November 20, 2000 to January 31, 2001 is more fully set forth in Item 5 below. The source of funds for the payment by Bradco for such Company Common Stock was with from its working capital. Bradco did not purchase any of such Common stock with borrowed funds.

      Segal directly purchased approximately 438,450 shares of Company Common Stock on the open market for the aggregate purchase price of approximately $650,952.15. An itemized breakdown of the daily transactions from November 20, 2000 to January 31, 2001 is more fully set forth in Item 5 below. The source of funds for the payment by Segal for such Company Common Stock was with borrowed funds obtained from his broker on a margin basis and personal funds. These borrowed funds are secured by the securities held by such broker on Segal's behalf.

Item 4. Purpose of Transaction

      Bradco and the Company are participants in the same industry. As a significant shareholder in the Company, it is possible that discussions with the Company might occur which could lead to mutually beneficial joint opportunities between Bradco and the Company.

      Subject to all applicable legal requirements and the factors referred to below, the Reporting Persons presently intend to purchase from time to time in the open market or privately negotiated transactions additional shares of Company Common Stock. In determining whether to purchase additional shares of Company Common Stock, the Reporting Persons intend to consider various factors, including the Company's financial condition, business and prospects, other developments concerning the Company, the reaction of the Company to the Reporting Persons' ownership of shares of Common Stock, price levels of Company Common Stock, other business opportunities available to the Reporting Persons, and other general economic, monetary and stock market conditions. In addition, depending upon, among other things, the matters referred to above, the Reporting Persons may determine to dispose of all or a portion of their shares of Company Common Stock.

      Upon consummation of the transactions contemplated, the shares of Company Common Stock would continue to be authorized to be traded on NASDAQ, and the shares of Company Common Stock would continue to be registered under the Securities Exchange Act of 1934.

      Other than as indicated above, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals): (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company, or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of Company or any of its subsidiaries; (iii) any material change in the present capitalization or dividend policy of the Company; (iv) any other material change in the Company's business or corporate structure; (v) any other material changes in the Company's charter or bylaws or other actions which may impede the acquisition of the control of the Company by any persons; (vi) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (vii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (viii) any actions similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

      (a) Segal is the direct beneficial owner of 438,450 shares of Company Common Stock, representing approximately 5.15% of the outstanding Company Common Stock (based on the 8,510,000 shares of Company Common Stock reported to be outstanding as of November 3, 2000 in the Company's Quarterly Report on Form 10Q for the three months ended September 30, 2000). In addition, by virtue of his position as a majority shareholder of Bradco and Bradco's chief executive officer, Segal may be deemed to be the indirect beneficial owner of the 20,500 shares of Company Common Stock owned by Bradco, representing approximately 0.24% of the outstanding Company Common Stock. Therefore, Segal may be deemed the beneficial owner of 458,950 shares of Company Common Stock representing approximately 5.4% of the outstanding Company Common Stock.

      (b) Segal has the sole power to vote or direct the vote and the sole power to dispose of, or to direct the disposition of, the Company Common Stock owned by him. Bradco has the sole power to vote or direct the vote and the sole power to dispose of, or to direct the disposition of, the Company Common Stock owned by it.

      (c) Within the last 60 days, the following purchase and sales of Company Common Stock have been effected on the open market.

I. Bradco Supply

Trade Type         Ticker      Quantity         Date        Price     Total
----------------  ---------  -------------  -------------  --------  ---------
Bought              EEGL        4,000        01/24/2001     $1.50    $6,000.00
Bought              EEGL        4,000        01/24/2001     $1.50    $6,000.00
Bought              EEGL         200         01/08/2001    $1.344    $268.80
Bought              EEGL        3,000        01/02/2001    $1.344    $4,032.00
Bought              EEGL        1,000        12/26/2000    $1.344    $1,344.00
Bought              EEGL        3,300        12/07/2000     $1.25    $4,125.00

II.   Barry Segal

Trade Type         Ticker      Quantity         Date        Price     Total
---------------   ---------  -------------  -------------  --------  ---------
Bought              EEGL        3,000        01/31/2001    $1.41     $4,218.00
Bought              EEGL        4,000        01/30/2001    $1.53     $6,124.00
Bought              EEGL        2,500        01/26/2001    $1.44     $3,595.00
Bought              EEGL        3,700        01/23/2001    $1.50     $5,550.00
Bought              EEGL        4,000        01/23/2001    $1.25     $5,000.00
Bought              EEGL        2,000        01/23/2001    $1.47     $2,938.00
Bought              EEGL        4,000        01/22/2001    $1.5      $6,000.00
Bought              EEGL        4,000        01/22/1001    $1.5      $6,000.00
Bought              EEGL        4,000        01/22/2001    $1.5      $6,000.00
Bought              EEGL        4,000        01/22/2001    $1.5      $6,000.00
Bought              EEGL         100         01/22/2001    $1.5      $150.00
Bought              EEGL        3,900        01/22/2001    $1.5      $5,850.00
Bought              EEGL        2,000        01/19/2001    $1.469    $2,938.00
Bought              EEGL        4,000        01/19/2001    $1.5      $6,000.00
Bought              EEGL        4,000        01/19/2001    $1.5      $6,000.00
Bought              EEGL        4,000        01/19/2001    $1.5      $6,000.00
Bought              EEGL        4,000        01/19/2001    $1.5      $6,000.00
Bought              EEGL        3,900        01/19/2001    $1.5      $5,850.00
Bought              EEGL        4,000        01/19/2001    $1.5      $6,000.00
Bought              EEGL        4,000        01/19/2001    $1.5      $6,000.00
Bought              EEGL        4,000        01/19/2001    $1.5      $6,000.00
Bought              EEGL        3,000        01/18/2001    $1.438    $4,314.00
Bought              EEGL        3,000        01/18/2001    $1.469    $4,407.00
Sold                EEGL        (650)        01/16/2001    $1.625    ($1,056.25)
Sold                EEGL       (3,000)       01/12/2001    $1.562    ($4,686.00)
Bought              EEGL        1,000        01/12/2001    $1.406    $1,406.00
Bought              EEGL         400         01/11/2001    $1.406    $562.40
Bought              EEGL        4,000        01/11/2001    $1.438    $5,752.00
Bought              EEGL        4,000        01/11/2001    $1.438    $5,752.00
Bought              EEGL        4,000        01/11/2001    $1.438    $5,752.00

Trade Type         Ticker      Quantity         Date        Price     Total
---------------   ---------  -------------  -------------  --------  ---------
Sold                EEGL       (3,000)       01/11/2001    $1.5      ($4,500.00)
Bought              EEGL        4,000        01/10/2001    $1.438    $5,752.00
Bought              EEGL        1,500        01/10/2001    $1.406    $2,109.00
Bought              EEGL        2,000        01/10/2001    $1.375    $2,750.00
Bought              EEGL        2,000        01/09/2001    $1.375    $2,750.00
Bought              EEGL        3,600        01/05/2001    $1.344    $4,838.40
Bought              EEGL        4,000        01/05/2001    $1.344    $5,376.00
Bought              EEGL         500         01/05/2001    $1.344    $672.00
Bought              EEGL        3,500        01/05/2001    $1.344    $4,704.00
Bought              EEGL        4,000        01/05/2001    $1.344    $5,376.00
Bought              EEGL        4,000        01/05/2001    $1.344    $5,376.00
Bought              EEGL        4,000        01/05/2001    $1.344    $5,376.00
Bought              EEGL        1.600        01/04/2001    $1.312    $2,099.20
Bought              EEGL        4,000        01/04/2001    $1.312    $5,248.00
Bought              EEGL        4,000        01/03/2001    $1.25     $5,000.00
Bought              EEGL        4,200        12/29/2000    $1.312    $5,510.40
Bought              EEGL        4,100        12/29/2000    $1.312    $5,379.20
Bought              EEGL        2,200        12/27/2000    $1.344    $2,956.80
Bought              EEGL        3,500        12/27/2000    $1.344    $4,704.00
Bought              EEGL         500         12/27/2000    $1.344    $672.00
Bought              EEGL        2,500        12/26/2000    $1.344    $3,360.00
Bought              EEGL        4,000        12/26/2000    $1.375    $5,500.00
Bought              EEGL        3,000        12/26/2000    $1.344    $4,032.00
Bought              EEGL        4,000        12/26/2000    $1.344    $5,376.00
Bought              EEGL        3,000        12/22/2000    $1.344    $4,032.00
Bought              EEGL        4,000        12/22/2000    $1.375    $5,500.00
Bought              EEGL         900         12/22/2000    $1.328    $1,195.20
Bought              EEGL        3,000        12/22/2000    $1.375    $4,125.00
Bought              EEGL        2,900        12/22/2000    $1.344    $3,897.60
Bought              EEGL        2,900        12/21/2000    $1.312    $3,804.80
Bought              EEGL        4,000        12/21/2000    $1.312    $5,248.00
Bought              EEGL        3,000        12/21/2000    $1.375    $4,125.00
Bought              EEGL        1,000        12/20/2000    $1.375    $1,375.00
Bought              EEGL        4,000        12/20/2000    $1.375    $5,500.00
Bought              EEGL        4,000        12/20/2000    $1.375    $5,500.00
Bought              EEGL        4,000        12/19/2000    $1.312    $5,248.00
Bought              EEGL        3,000        12/18/2000    $1.375    $4,125.00
Bought              EEGL        3,000        12/18/2000    $1.406    $4,218.00
Sold                EEGL       (1,300)       12/18/2000    $1.469    ($1,909.70)
Bought              EEGL         900         12/18/2000    $1.469    $1,322.10
Bought              EEGL         100         12/18/2000    $1.438    $143.80
Bought              EEGL        3,100        12/15/2000    $1.344    $4,166.40
Bought              EEGL        4,000        12/14/2000    $1.344    $5,376.00
Bought              EEGL        4,000        12/14/2000    $1.344    $5,376.00
Bought              EEGL        3,900        12/08/2000    $1.312    $5,116.80
Bought              EEGL        4,000        12/07/2000    $2.15     $5,000.00
Bought              EEGL        4,000        12/07/2000    $1.25     $5,000.00
Bought              EEGL        4,000        12/06/2000    $1.312    $5,248.00
Bought              EEGL        4,000        12/05/2000    $1.344    $5,376.00
Bought              EEGL        3,500        12/05/2000    $1.312    $4,592.00
Bought              EEGL        4,000        12/05/2000    $1.344    $5,376.00
Bought              EEGL         100         12/05/2000    $1.469    $146.90
Bought              EEGL         500         12/05/2000    $2.438    $719.00
Bought              EEGL        3,400        12/05/2000    $1.5      $5,100.00
Bought              EEGL        4,000        12/04/2000    $1.375    $5,500.00

Trade Type         Ticker      Quantity         Date        Price     Total
---------------   ---------  -------------  -------------  --------  ---------
Bought              EEGL        4,000        12/01/2000    $1.438    $5,752.00
Bought              EEGL        4,000        12/01/2000    $1.438    $5,752.00
Bought              EEGL        4,000        11/30/2000    $1.438    $5,752.00
Sold                EEGL       (3,000)       11/29/2000    $1.562    ($4,686.00)
Bought              EEGL        3,000        11/28/2000    $1.375    $4,125.00
Bought              EEGL         400         11/27/2000    $1.438    $575.00
Bought              EEGL        4,000        11/21/2000    $1.531    $5,124.00
Bought              EEGL        3,000        11/21/2000    $1.625    $4,875.00
Bought              EEGL        4,000        11/21/2000    $1.688    $6,752.00
Bought              EEGL        2,100        11/20/2000    $1.656    $3,477.60

Item 6. Contracts, Arrangements, Understandings or Relationships with

      Respect to Securities of the Issuer.

      None of the Reporting Persons (or other persons listed in Item 2 of the Schedule 13D) have entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with such persons and any person with respect to any securities of Company including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7. Material to be Filed as Exhibits

      Exhibit A - Joint Filing Statement

Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2001

                              BRADCO SUPPLY CORPORATION


                              By: /s/ Barry  Segal
                              ------------------------------------
                              Name: Barry Segal
                              Title: Chief Executive Officer

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2001

                              By: /s/ Barry Segal
                                  -------------------------------
                              Name: Barry Segal

                       EXHIBIT A - JOINT FILING AGREEMENT

      In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Eagle Supply Group, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of 2nd day of February, 2001.

                                    BRADCO SUPPLY CORPORATION


                                    By:  /s/ Barry Segal
                                         --------------------------------------
                                    Name: Barry Segal
                                    Title: Chief Executive Officer


                                    By:  /s/ Barry Segal
                                         ---------------------------------------
                                    Name: Barry Segal

                                   SCHEDULE A

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                            BRADCO SUPPLY CORPORATION

      The names of the Directors and the names and titles of the Executive Officers of Bradco Supply Corporation and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual is a U.S. citizen. If no address is given, the director's or officer's business address is 13 Production Way, Avenel, New Jersey 07001. Unless otherwise indicated, each occupation set forth below opposite and individual's name refers to such individual's position with Bradco Supply Corporation.

                                          Principal Occupation and
Name, Title and Citizenship               Business Address
-------------------------------           ---------------------------------
Barry Segal                               Chief Executive Officer and Director
Bradley Segal                             Vice President and Director
Steven Feinberg                           Vice President, Treasurer and Director
Joe Stacey                                Controller
Michael L. Weinberger                     Secretary and General Counsel
John Morrison                             Vice President